Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges (1) for the periods indicated:

	Year Ended December 31,
	2008		2007		2006		2005		2004
Ratio of Earnings to Fixed Charges	20.08	x	105.93	x	189.58	x	153.09	x	100.80	x

The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before income taxes, plus fixed charges and losses from equity investees. “Fixed charges” consist of interest incurred and the interest portion of rent expense.